October 23, 2024

Robert Lewis
President, Chief Executive Officer and Director
N  K Therapeutics, Inc.
1452 N. US HWY 1, Suite 123
Ormond Beach, FL 32174

       Re: N  K Therapeutics, Inc.
           Offering Statement on Form 1-A
           Filed September 26, 2024
           File No. 024-12511
Dear Robert Lewis:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Cover Page

1. Please revise the cover page to remove the description of your business that appears in the second and third paragraphs. Please further revise the cover page to include:
           the format the offering circular is meant to follow, as required by
Part II(a)(1) of
           Form 1-A;
           the legend required by Rule 254(a) of Regulation A, pursuant to Part II(a)(4) of
           Form 1-A;
           the date of the offering circular, pursuant to Item 1(c) of Part II of Form 1-A;
           a cross reference to    Description of Capital.    Refer to Part II,
Item 1(d) of Form
           1-A;
           any arrangements to place the funds received in an escrow, trust or similar arrangement, pursuant to Item 1(e) of Part II of Form 1-A; and the approximate date of commencement of the proposed sale to the public,
           pursuant to Item 1(i) of Part II of Form 1-A.
 October 23, 2024
Page 2

Summary, page 1

2. We note your statement that you are a clinical-stage biotechnology company. Please disclose the product candidates you are pursuing and include a discussion of any development activities conducted to date, the current development status of your product candidates and the indications you are targeting.
Risk Factors, page 4

3. Several of your risk factors appear broad and generic. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. Please revise your risk factors as appropriate to ensure they are specific to your circumstances.
4. We note your disclosure on page 3 that "[t]here is no guarantee that the Shares will be publicly listed or quoted or that a market will develop for them." Please include a risk factor discussing any potential risks associated with there being "no guarantee that the
       Shares will be publicly listed or quoted or that a market will develop for them."
The Company faces significant competition, page 4

5. Please provide the basis for your belief that you are well-positioned to be the market leader in your industry or remove this assertion.
The Company's founders, directors and executive officers own or control a majority of the
Company, page 5

6. Please quantify the amount of shares owned by the founders, directors and executive officers who own or control a majority of the Company.
Cautionary Note Regarding Forward-Looking Statements, page 10

7. We note your disclosure that "neither [you] nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking
       statements." Please delete this statement as you may not disclaim responsibility for disclosure in the offering statement.
Dilution, page 11

8. Please revise the Dilution section to quantify the disparity between the public contribution and the effective cash cost to existing shareholders. Refer to the instructions to Form 1-A, Item 4. Dilution.
Plan of Distribution, page 11

9. Please describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold. If there is no such arrangement, please so state.
       Refer to Item 5(e) for guidance.
Use of Proceeds, page 11

10. As this is a best-efforts offering with no minimum investment required, please revise the use of proceeds information to include a sensitivity analysis reflecting varying
 October 23, 2024
Page 3

       amounts of possible sales (e.g., 25%, 50%, 75%), to supplement the current 100%
       presentation. As part of that disclosure, discuss the intended uses for the proceeds and quantify the approximate amount intended to be used for each such purpose.
Business, page 14

11. Please include information in this section about the product candidates you are pursuing, including, for example only, the mechanism of action of your product candidates, the current stage of development, any prior material preclinical studies and results and any regulatory submissions or filings made to date.
12. Please revise this section to include a description of the clinical trials you are conducting for your product candidates that are in clinical development. Please provide specific details, parameters and results, including, to the extent applicable:
           dates of trials and locations;
           trial design;
           patient information (e.g., number of patients enrolled and treated and the criteria for participation in the study);
           duration of treatment and dosage information;
           primary and secondary endpoints; and
           discussion of results, including adverse events and serious adverse events, if any.
13. Please update your disclosure to include a discussion of the regulatory landscape for your products and any required regulatory compliance efforts.
14. Please revise to identify the renowned NK cell experts who form a part of your team.
       Please also disclose the total number of persons employed by the company and indicate the number employed full time.
Intellectual Property, page 14

15.    For each material patent, please describe the type of patent protection such
       as composition of matter, use or process; patent expiration dates and expected expiration dates for pending patent applications; and the identification of all applicable jurisdictions where patents are granted or patent applications are pending.
16. Please revise to describe the material terms of the patent transfer and assignment agreement with the bankruptcy estate of XNK Therapeutics AB. In your revisions, please quantify all payments made to date, describe any applicable royalty provisions and disclose any applicable expiration or termination provisions. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the period from inception (May 22, 2024) to June 30, 2024
(audited), page 16

17. You disclose that the company incurred $162,500 in general and administrative expenses for the period from inception to June 30, 2024. However, the table on page
       17 shows that the majority of the $162,500 in expenses relate to research and development expense, rather than general administrative expense. Please revise your disclosure to separately quantify and explain the nature of the research and
 October 23, 2024
Page 4

       development expenses.
Liquidity and Capital Resources, page 18

18. Please expand your discussion to provide information about your liquidity (both short and long term), including a description and evaluation of the internal and external sources of liquidity and a brief discussion of any material unused sources of liquidity.
       Discuss any material deficiency in liquidity and state the course of action that you have taken or propose to take to remedy the deficiency. Include a statement indicating
       whether, in the company   s opinion, the proceeds from the offering will
satisfy your
       cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations. Refer to Items 9(b)
       and (c) of the Offering Circular in Part II of Form 1-A.
Directors, Executive Officers, and Significant Employees, page 19

19. We note the disclosure that directors are elected annually at the annual meeting. We also note that Section 2.06 of the bylaws indicates the initial board members are serving a three-year term. Please revise this section to clarify the term of office for the current directors.
20. Please include the principal occupations and employment during the past five years for Robert Lewis and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item
       10(c) of Form 1-A.
21. We note your disclosure that your Chief Financial Officer and Director, Brian Cogley, became the Chief Financial Officer of Coeptis Therapeutics Holdings, Inc. in May
       2023. Please clarify your disclosure here to explain whether Mr. Cogley is currently serving in this role for Coeptis Therapeutics Holdings, Inc. and clarify whether Mr.
       Cogley is working part-time in his role as Chief Financial Officer for the Company. If
       Mr. Cogley is working part-time in his role with N K Therapeutics, please revise your disclosure to indicate approximately the average number of hours per week or month he works or is anticipated to work for the Company. To the extent any of your other executive officers or significant employees are working part-time for the
       Company, please indicate that average numbers per week or month such officers or employees work or are anticipated to work.
Security Ownership of Management and Certain Securityholders, page 22

22. Please revise your disclosure here to include all of the information required by Item
       12 of Form 1-A.
Description of Capital, page 23

23. Please revise your disclosure here to include all of the information required by Item
       14 of Form 1-A.
Additional Information, page 25

24. The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure in this section accordingly.
 October 23, 2024
Page 5

Signatures, page 27

25. Please revise your signature page to conform to the requirements of Instruction 1 to the Signatures section of Form 1-A. In this regard, please separately identify and include the signatures for your principal executive officer, principal financial officer and principal accounting officer.
Exhibits

26. Please file the form of subscription agreement for the offering and the unsecured note agreement with GoLabs Research and Development LLC as exhibits to the offering statement.
27. Please have counsel revise the legality opinion to opine on whether the shares to be issued by the company will be fully paid and non-assessable.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact Vanessa Robertson at 202-551-3649 or Lynn Dicker at 202-551-3616
if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Alan Campbell at 202-551-4224
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Jim Byrd